MANAGEMENT’S DISCUSSION AND ANALYSIS

November 8, 2017 - The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2017 and 2016, the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2016 may not be repeated herein. This commentary is based on information available to, and is dated as of, November 8, 2017. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by others.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

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This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, Senior Notes (as defined below), the liability component of the Convertible Debentures (as defined below), and the Credit Facilities (as defined below). Net debt excludes the liability component of the Convertible Debentures. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Note: the per share figures included throughout this MD&A reflect the results as if the 5:1 common share consolidation that was completed on July 1, 2017 applied to all periods.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, expectation that the Spirit River formation will continue to attract the majority of anticipated capital investment in 2017, expected production expenditure reductions and 2017 production expenditure guidance, intent to achieve near term growth objectives within current capital spending guidance levels, expected timing for completion of our 2017 capital program, the expectation the Bellatrix will be able to fund its 2017 capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities, the expected timing, budget and capacity associated with the Alder Flats Plant (as defined below) Phase 2 expansion project, expected operating cost reductions, improved liquids extraction and resultant improved liquids weighting, improved revenue generation and expanded corporate profit margins and cash flow associated with completion of Phase 2 of the Alder Flats Plant, expected average and exit 2017 production (including product mixes), the intent to maintain the strategic priority of focusing on maintaining financial strength and liquidity, the intent of the Company to continue to preserve liquidity through the priority use of funds flow from operations, the Company's plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure, the expectation that the outcome of adverse decisions in any pending or threatened legal proceeding would have a material adverse impact on the Company's financial position or results of operations, expected future abandonment and reclamations costs, expected net capital expenditures required to complete Phase 2 of the Alder Flats Plant, future commitments and the timing thereof, sensitivities of funds flow from operations changes in commodity prices, interest rates and exchange rates, and timing for releasing our 2018 initial capital budget and guidance, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 8, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results

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may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2016, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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OVERVIEW AND DESCRIPTION OF THE BUSINESS
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

THIRD QUARTER 2017 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	23,031	2,425	41,785	20,432
Per basic share (1)	$0.47	$0.05	$0.85	$0.50
Per diluted share (1)	$0.47	$0.05	$0.85	$0.50
Funds flow from operations (2)	8,300	10,556	42,540	32,479
Per basic share (1)	$0.17	$0.23	$0.86	$0.80
Per diluted share (1)	$0.17	$0.23	$0.86	$0.80
Net profit (loss)	(22,124)	(13,907)	(78,310)	(49,753)
Per basic share (1)	($0.45)	($0.31)	($1.59)	($1.22)
Per diluted share (1)	($0.45)	($0.31)	($1.59)	($1.22)
Capital - exploration and development	39,683	17,235	94,896	54,019
Capital - corporate assets	443	4	1,648	58
Property acquisitions	500	3	500	4
Capital expenditures - cash	40,626	17,242	97,044	54,081
Property dispositions - cash (3)	(16,388)	(116,023)	(48,742)	(193,852)
Total net capital expenditures - cash	24,238	(98,781)	48,302	(139,771)
Property acquisitions - non-cash	—	—	—	29,178
Other non-cash capital items	(5,817)	784	(9,430)	2,337
Total capital expenditures - net (4)	18,421	(97,997)	38,872	(108,256)
Credit Facilities	8,279	119,728	8,279	119,728
Senior Notes	304,515	316,529	304,515	316,529
Convertible Debentures (liability component)	38,894	36,950	38,894	36,950
Adjusted working capital deficiency (2)	48,144	24,858	48,144	24,858
Total net debt (2)	399,832	498,065	399,832	498,065
Total assets	1,334,362	1,528,077	1,334,362	1,528,077
Total shareholders’ equity	786,827	829,518	786,827	829,518

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		Three months ended September 30,		Nine months ended September 30,
SELECTED OPERATING RESULTS		2017	2016	2017	2016
Total revenue (4)	($000s)	48,153	56,524	188,502	159,967
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,342	9,652	9,054	10,251
Natural gas	(mcf/d)	170,210	148,539	166,492	160,189
Total oil equivalent	(boe/d)	37,710	34,409	36,803	36,949
Average realized prices
Crude oil and condensate	($/bbl)	55.36	50.08	60.93	45.90
NGLs (excluding condensate)	($/bbl)	18.79	10.53	19.19	11.34
Crude oil, condensate and NGLs	($/bbl)	26.73	23.87	29.82	23.56
Crude oil, condensate and NGLs (including risk management (5))	($/bbl)	25.13	23.56	29.25	23.35
Natural gas	($/mcf)	1.54	2.47	2.44	1.97
Natural gas (including risk management (5))	($/mcf)	2.50	2.74	2.91	2.49
Total oil equivalent	($/boe)	13.56	17.36	18.35	15.09
Total oil equivalent (including risk management (5))	($/boe)	17.49	18.46	20.33	17.28

Net wells drilled		10.2	2.3	22.0	8.0
Selected Key Operating Statistics
Operating netback (4)	($/boe)	2.91	7.09	6.81	5.67
Operating netback (4) (including risk management (5))	($/boe)	6.84	8.18	8.78	7.87
Transportation expense	($/boe)	2.01	0.86	1.69	0.89
Production expense	($/boe)	7.84	8.69	8.48	8.16
General & administrative expense	($/boe)	2.11	1.74	2.05	1.47
Royalties as a % of sales (after transportation)		10%	7%	11%	8%
COMMON SHARES
Common shares outstanding (1)(6)		49,378,026	47,558,250	49,378,026	47,558,250
Weighted average shares (1)		49,378,026	45,328,384	49,343,026	40,841,510
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		3.90	6.90	6.83	9.40
Low		2.77	4.85	2.77	4.85
Close		3.56	5.65	3.56	5.65
Average daily volume		171,423	254,717	180,064	224,598
NYSE
(US$, except volumes) based on intra-day trading
High		3.10	5.55	5.15	7.40
Low		2.23	3.77	2.23	3.77
Close		2.84	4.25	2.84	4.25
Average daily volume		80,673	122,963	87,531	220,849
(1) Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed consolidated financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, deferred share units, restricted awards and performance awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Basic weighted average shares outstanding for the three and nine months ended September 30, 2017 were 49,378,026 (2016: 45,328,384) and 49,343,026 (2016: 40,841,510), respectively.
In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and nine month periods resulting in diluted weighted average common shares outstanding of 49,378,026 (2016: 45,328,384) and 49,343,026 (2016: 40,841,510), respectively.

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(2) Refer to “Capital performance measures” in respect of the terms “funds flow from operations”, “total net debt” and “adjusted working capital deficiency”.
(3) Property dispositions - cash does not include transaction costs.
(4) Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures - net” and “total revenue”.
(5) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(6) Fully diluted common shares outstanding for the three and nine months ended September 30, 2017 were 57,210,780 (2016: 56,336,544). This includes 1,659,914 (2016: 2,605,454) of share options outstanding and 6,172,840 (2016: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2017 THIRD QUARTER FINANCIAL AND OPERATIONAL RESULTS
SALES VOLUMES
Sales volumes averaged 37,710 boe/d for the three months ended September 30, 2017 an increase of 10% compared to 34,409 boe/d in the third quarter of 2016. Third quarter 2017 average production of 37,710 boe/d (75% natural gas weighted) surpassed the Company’s 2017 revised average annual guidance (midpoint) estimate of 36,000 boe/d. Production volumes of 37,710 boe/d remained consistent with the previous quarter of 37,916 boe/d, and represented 18% growth compared with average fourth quarter 2016 production volumes. Total sales volumes between the three months ended September 30, 2017 and September 30, 2016 increased as a result of production volumes added through strong results from development drilling in the first nine months of 2017, partially offset by natural production declines and non-core dispositions completed in the fourth quarter of 2016 and in 2017. Sales volumes for the nine months ended September 30, 2017 remained consistent at 36,803 boe/d compared to 36,949 boe/d in the nine months ended September 30, 2016.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast production, representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. Having secured excess FT relative to our current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes in the third quarter of 2017.

Sales Volumes
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Crude oil and condensate (bbl/d)	2,029	3,256	2,306	3,624
NGLs (excluding condensate) (bbl/d)	7,313	6,396	6,748	6,627
Total crude oil, condensate and NGLs (bbl/d)	9,342	9,652	9,054	10,251
Natural gas (mcf/d)	170,210	148,539	166,492	160,189
Total sales volumes (6:1 conversion) (boe/d)	37,710	34,409	36,803	36,949
Crude oil, condensate and natural gas liquids (“NGL”) sales volumes decreased by 3% in the third quarter of 2017, averaging 9,342 bbl/d compared to 9,652 bbl/d in the same period in 2016. Crude oil, condensate and NGL sales volumes averaged 9,054 bbl/d in the first nine months of 2017, a decrease of 12% from 10,251 bbl/d realized in the nine months ended September 30, 2016. The decrease in the third quarter of 2017 resulted primarily from the sale of non-core properties with higher liquids weightings. Sales of natural gas averaged 170.2 MMcf/d during the three months ended September 30, 2017 compared to

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148.5 MMcf/d in the same period in 2016, an increase of 15%. Natural gas sales volumes increased by 4% to 166.5 MMcf/d during the nine months ended September 30, 2017, compared to 160.2 MMcf/d in the same period in 2016.
In 2016 and 2017, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as focused capital investment in operational optimization activities to mitigate natural production declines.

Drilling Activity - 2017
		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	13	8.4	100%	24	17.4	100%
Ellerslie	2	0.8	100%	4	1.6	100%
Cardium	1	1.0	100%	3	3.0	100%
Total	16	10.2	100%	31	22.0	100%

Drilling Activity - 2016
		Three months ended September 30, 2016			Nine months ended September 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	4	2.3	100%	14	8.0	100%
Total	4	2.3	100%	14	8.0	100%
During the third quarter of 2017, Bellatrix drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium wells, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. In the nine months ended September 30, 2017, Bellatrix drilled and/or participated in 24 gross (17.4 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells, and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells. Seven of the wells drilled in the third quarter have not been completed and brought on production at September 30, 2017. The work is expected to be completed and wells brought on production in the fourth quarter of 2017. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which continues to deliver strong results at current natural gas and liquids prices, and to take advantage of processing capacity at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant at Alder Flats (the “Alder Flats Plant”). Bellatrix’s drilling activity in 2017 was weighted 97% towards liquids rich natural gas wells and 3% towards oil wells.
In the third quarter of 2016, Bellatrix drilled and/or participated in 4 gross (2.3 net) Spirit River liquids rich gas wells. In the first nine months of 2016, Bellatrix drilled 14 gross (8.0 net) Spirit River wells. Bellatrix’s drilling activity in 2016 was weighted 100% towards liquids rich natural gas wells.

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COMMODITY PRICES

Average Commodity Prices
		Three months ended September 30,			Nine months ended September 30,
	2017	2016	% Change	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.2529	1.3041	(4)	1.3055	1.3206	(1)

Crude oil:
WTI (US$/bbl)	48.20	44.94	7	49.47	41.33	20
Canadian Light crude blend ($/bbl)	57.15	54.19	5	60.57	50.14	21
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	55.36	50.08	11	60.93	45.90	33
NGLs (excluding condensate)	18.79	10.53	78	19.19	11.34	69
Crude oil, condensate and NGLs	26.73	23.87	12	29.82	23.56	27
Crude oil, condensate and NGLs (including risk management)(1)	25.13	23.56	7	29.25	23.35	25

Natural gas:
NYMEX (US$/MMBtu)	3.00	2.81	7	3.17	2.29	38
AECO daily index ($/mcf)	1.45	2.32	(38)	2.31	1.85	25
AECO monthly index ($/mcf)	2.04	2.20	(7)	2.58	1.85	39
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.54	2.47	(38)	2.44	1.97	24
Natural gas (including risk management) (1)	2.50	2.74	(9)	2.91	2.49	17
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Global crude oil prices fluctuated during the third quarter of 2017 as the global oil market continues to work towards rebalancing global storage levels. Overall the trend for WTI oil prices was higher during the third quarter with prices opening the quarter at US$46.28/bbl and closing at a price of US$51.67/bbl. Crude oil and petroleum product inventories in the United States decreased over the third quarter of 2017 due to higher demand and production losses due to storm activity in the United States. This is a reversal of the trend the industry experienced in 2016 over the same period. Globally, oil producing regions announced continued support for production cuts that began in 2016, allowing the supply/demand dynamics to support lower inventories.
North American natural gas prices traded within a reasonably tight range around the average third quarter 2017 price of US$3.00/MMBtu. A cooler start to summer resulted in lower gas demand for electrical power generation. Total United States natural gas production has begun to climb with increased drilling activity. The combination of lower production relative to 2016, higher exports of liquefied natural gas (”LNG”) and increased gas exports to Mexico are improving the supply/demand dynamics in the market.
In the third quarter of 2017, Bellatrix realized an average price of $55.36/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 11% from the average price of $50.08/bbl received in the third quarter of 2016, partially due to a decrease in the condensate differential period over period, resulting in higher netbacks. By comparison, the Canadian Light crude blend price increased by 5% and the average WTI crude oil benchmark price increased by 7% between the third quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$2.89/bbl for the third quarter of 2017.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 78% to $18.79/bbl during the third quarter of 2017, compared to $10.53/bbl received in the comparable 2016 period. Propane inventories in the United States remain in the lower half of the 5 year average, closing the quarter 25% below levels at the end of the third quarter of 2016. Increased

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exports and higher domestic demand allowed inventories to move up from the 5 year low range but still remain very low headed into the heating season. Butane prices historically correlate closely with WTI oil prices but traded much higher as a percentage of WTI during the third quarter of 2017. Both propane and butane realized prices increased substantially during the third quarter of 2017.
Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the third quarter of 2017, the AECO daily reference price decreased 38% and the AECO monthly reference price decreased 7% compared to the third quarter of 2016. The AECO market was severely impacted in the third quarter of 2017 with a change in the methodology used by a pipeline company to regulate the flow of available gas out of the Alberta market. Reductions in export pipeline capacity were significant and resulted in large volumes of natural gas being trapped in the AECO market. In some cases, spot prices dropped into negative territory. Bellatrix took steps to shut in some natural gas volumes during the price interruptions, however the extremely low spot prices impacted revenues during the quarter. An additional 1.5 Bcf/d of firm transport contracts on the TCPL mainline come into effect on November 1, 2017, taking some pressure off of the AECO spot market. Prices are expected to rebound during the fourth quarter of 2017 as seasonal heating demand will create additional intra-Alberta market demand. Bellatrix’s active hedging program provided significant support to the third quarter of 2017 cash flows and will continue to do so in the fourth quarter of 2017.
Bellatrix’s natural gas average sales price before commodity price risk management contracts for the third quarter of 2017 decreased by 38% to $1.54/mcf compared to $2.47/mcf in the same period in 2016. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended September 30, 2017, averaged $2.50/mcf compared to $2.74/mcf in the comparative 2016 period. Bellatrix was active in the first quarter of 2017 increasing its 2017 risk management protection, with approximately 40% of 2018 gross natural gas volumes hedged at an average fixed price of approximately $3.06/mcf.
REVENUE
Total revenue of $48.2 million for the three months ended September 30, 2017 decreased by 15% compared to $56.5 million realized in the third quarter of 2016. During the first nine months of 2017, Bellatrix’s total revenue increased by 18% to $188.5 million compared to $160.0 million in the same period in 2016. The higher total revenue realized in the first nine months of 2017 compared to 2016 was primarily attributable to the 22% improvement in realized average commodity prices. Other income decreased in the first nine months of 2017 as a result of the disposition of certain production facilities in 2016 and working interest in the Alder Flats Plant.
Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2017 increased by 8% to $23.0 million from $21.2 million realized during the same period in 2016. The increase in revenue realized between the periods was the result of a 12% increase in realized crude oil, condensate, and NGL prices when compared to the third quarter of 2016, partially offset by a 3% decrease in sales volumes. For the nine months ended September 30, 2017, Bellatrix realized crude oil, condensate, and NGL revenue before other income, royalties, and commodity price risk management contracts of $73.7 million, an 11% increase from $66.2 million realized during the first nine months of 2016. The increase in revenue between the nine month periods was due to a 27% increase in average crude oil, condensate and NGL prices slightly offset by lower sales volumes.
For the three and nine months ended September 30, 2017, total crude oil, condensate and NGL revenues contributed 49% and 40% of petroleum and natural gas sales, respectively, compared to 39% and 43% in the comparable 2016 periods.
Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 29% in the third quarter of 2017 to $24.1 million, from $33.8 million during the same period in 2016. This was a result of a 38%

Bellatrix Exploration Ltd.	9

decrease in realized natural gas prices, offset by a 15% increase in sales volumes between periods. For the nine months ended September 30, 2017, natural gas revenue before other income, royalties and commodity price risk management contracts increased by 28% to $110.7 million compared to $86.6 million realized during the first nine months of 2016. The increase between the periods was the result of a 24% increase in realized natural gas prices before risk management and a 4% increase in production volumes.

Revenue
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Crude oil and condensate	10,334	15,000	38,359	45,586
NGLs (excluding condensate)	12,641	6,196	35,350	20,600
Crude oil, condensate and NGLs	22,975	21,196	73,709	66,186
Natural gas	24,067	33,751	110,702	86,612
Petroleum and natural gas sales	47,042	54,947	184,411	152,798
Other income (1)	1,111	1,577	4,091	7,169
Total revenue	48,153	56,524	188,502	159,967
(1) Other income primarily consists of processing and other third party income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at September 30, 2017, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	October 1, 2017 to December 31, 2017	115,995 GJ/d	$ 2.93 CDN	$ 2.93 CDN	AECO
Natural gas fixed	October 1, 2017 to October 31, 2017	30,000 GJ/d	$ 1.63 CDN	$ 1.63 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$ 2.69 CDN	$ 2.69 CDN	AECO
NGL fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	October 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss.

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The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended September 30, 2017 and 2016:

Commodity contracts

Three months ended September 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	15,008	(1,377)	13,631
Unrealized gain (loss) on contracts (1)	—	6,905	(4,019)	2,886
Total gain (loss) on commodity contracts	—	21,913	(5,396)	16,517

Three months ended September 30, 2016
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(272)	3,747	—	3,475
Unrealized gain (loss) on contracts (1)	27	1,015	—	1,042
Total gain (loss) on commodity contracts	(245)	4,762	—	4,517
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
The following are summaries of the gain (loss) on commodity price risk management contracts for the nine months ended September 30, 2017 and 2016:

Commodity contracts

Nine months ended September 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	21,200	(1,400)	19,800
Unrealized gain (loss) on contracts (1)	—	42,460	(4,548)	37,912
Total gain (loss) on commodity contracts	—	63,660	(5,948)	57,712

Nine months ended September 30, 2016
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(583)	22,715	—	22,132
Unrealized gain (loss) on contracts (1)	171	(4,390)	—	(4,219)
Total gain (loss) on commodity contracts	(412)	18,325	—	17,913
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
In 2017, the Government of Alberta implemented the Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10 year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. The MRF includes the replacement of royalty credits and holidays on conventional wells through a drilling and completion cost allowance based on a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells. For wells drilled prior to 2017 in Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs.
In the third quarter of 2017, the Company incurred $3.9 million in royalties, consistent with $3.9 million in the third quarter of 2016. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 10% in the three months ended September 30, 2017, compared to 7% in the comparative 2016 period. For the nine months ended September

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30, 2017, Bellatrix incurred total royalties of $17.9 million compared to $10.9 million incurred in the first nine months of 2016. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first nine months of 2017 were 11%, compared with 8% in the same period in 2016. Higher average corporate royalty rates in the first nine months of 2017 reflect the impact from higher commodity prices, as well as decreased gas cost allowance (“GCA”) credits in the first nine months of 2017 resulting from the infrastructure and facilities dispositions in 2016.

Royalties by Commodity Type
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate, and NGLs	5,128	4,432	16,561	13,587
$/bbl	5.97	4.99	6.70	4.84
Average crude oil, condensate and NGL royalty rate (%)	22	21	22	21

Natural Gas	(1,244)	(575)	1,333	(2,690)
$/mcf	(0.08)	(0.04)	0.03	(0.06)
Average natural gas royalty rate (%)	(5)	(2)	1	(3)

Total	3,884	3,857	17,894	10,897
Total $/boe	1.12	1.22	1.78	1.08
Average total royalty rate (%)	10	7	11	8

Royalties by Type
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Crown and IOGC royalties	2,749	1,551	12,196	4,965
Freehold & GORR	1,135	2,306	5,698	5,932
Total	3,884	3,857	17,894	10,897
The Company’s crude oil, condensate, NGL, and natural gas royalties were impacted by wells drilled on lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

EXPENSES
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Production	27,211	27,523	85,159	82,568
Transportation	6,962	2,726	17,012	8,965
Royalties	3,884	3,857	17,894	10,897
General and administrative	7,325	5,493	20,616	14,881
Interest and financing charges (1)	9,300	10,902	28,325	35,149
Share-based compensation	553	1,367	1,163	2,671
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

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EXPENSES PER BOE
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Production	7.84	8.69	8.48	8.16
Transportation	2.01	0.86	1.69	0.89
Royalties	1.12	1.22	1.78	1.08
General and administrative	2.11	1.74	2.05	1.47
Interest and financing charges (1)	2.68	3.44	2.82	3.47
Share-based compensation	0.16	0.43	0.12	0.26
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
PRODUCTION EXPENSES
Production expenses for the three and nine months ended September 30, 2017 totaled $27.2 million ($7.84/boe) and $85.2 million ($8.48/boe) respectively, compared to $27.5 million ($8.69/boe) and $82.6 million ($8.16/boe) in the comparative 2016 periods. Third quarter 2017 production expenses averaged $7.84/boe, a reduction of $0.46/boe from the $8.30/boe production expenditure level in the second quarter of 2017 and down $2.73/boe representing a reduction of 26% from the fourth quarter of 2016. Production expenses increased on a per boe basis between the first nine months of 2017 and the comparative period in 2016 as a result of the additional fixed costs associated with the facility monetization transactions completed in 2016, offset by the disposition of higher cost structure non-core properties. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in the first nine months of 2017, resulting in mitigation of downtime, moderating base declines and reducing production expenses. Production expenditures for the first nine months of 2017 averaged $8.48/boe, below previous full year guidance of $8.75/boe. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.50/boe from $8.75/boe.

Production Expenses by Commodity Type
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate and NGLs	6,793	7,296	21,096	22,432
$/bbl	7.90	8.22	8.53	7.99

Natural gas	20,418	20,227	64,063	60,136
$/mcf	1.30	1.48	1.41	1.37

Total production expenses	27,211	27,523	85,159	82,568
Total $/boe	7.84	8.69	8.48	8.16
TRANSPORTATION
Transportation expenses for the three and nine months ended September 30, 2017 were $7.0 million ($2.01/boe) and $17.0 million ($1.69/boe), respectively, compared to $2.7 million ($0.86/boe) and $9.0 million ($0.89/boe) in the same periods in 2016. The increase in transportation costs per boe in the first nine months of 2017 compared to the same period in 2016 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion.  Due to deferred start-up of Phase 2 relative to initial plans, Bellatrix maintains excess transportation capacity for the months leading up to its expected start up in the second quarter of 2018.  Upon completion of the Phase 2 plant expansion, Bellatrix expects to utilize the additional transportation capacity thereby reducing transportation costs on a per boe basis.

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OPERATING NETBACK

Operating Netback - Corporate
	Three months ended September 30,		Nine months ended September 30,
($/boe)	2017	2016	2017	2016
Total Revenue (1)	13.88	17.86	18.76	15.80
Production	(7.84)	(8.69)	(8.48)	(8.16)
Transportation	(2.01)	(0.86)	(1.69)	(0.89)
Royalties	(1.12)	(1.22)	(1.78)	(1.08)
Operating netback(2)	2.91	7.09	6.81	5.67
Risk management gain (loss) (3)	3.93	1.09	1.97	2.20
Operating netback after risk management	6.84	8.18	8.78	7.87
(1) Total Revenue includes petroleum and natural gas sales and other income.
(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended September 30, 2017, the Company’s corporate operating netback before commodity risk management contracts decreased by 59% to $2.91/boe compared to $7.09/boe in the third quarter of 2016. The reduced netback realized in the third quarter of 2017 was primarily the result of the 38% decrease in average realized natural gas prices and higher transportation expenses, offset partially by increased natural gas production and lower royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2017 was $6.84/boe compared to $8.18/boe in the third quarter of 2016. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
For the nine months ended September 30, 2017, the Company’s corporate operating netback before commodity risk management contracts increased by 20% to $6.81/boe compared to $5.67/boe in the same period of 2016. The improved netback realized in the first nine months of 2017 was primarily the result of increased average realized commodity prices, offset by higher production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2017 was $8.78/boe compared to $7.87/boe in the comparative 2016 period.

Operating Netback - Crude Oil, Condensate, and NGLs
	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2017	2016	2017	2016
Sales	26.73	23.87	29.82	23.56
Production	(7.90)	(8.22)	(8.53)	(7.99)
Transportation	(5.03)	(0.30)	(3.45)	(0.38)
Royalties	(5.97)	(4.99)	(6.70)	(4.84)
Operating netback (1)	7.83	10.36	11.14	10.35
Risk management gain (loss) (2)	(1.60)	(0.31)	(0.57)	(0.21)
Operating netback after risk management	6.23	10.05	10.57	10.14
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the third quarter of 2017 averaged $7.83/bbl, a decrease of 24% from the $10.36/bbl realized during the same period in 2016. The decrease between the periods was primarily a result of higher transportation and royalty expenses, partially offset by stronger oil, condensate and NGL commodity prices and reduced production expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended September 30, 2017 was $6.23/bbl compared to $10.05/bbl in the same period in 2016.

Bellatrix Exploration Ltd.	14

Operating netbacks before commodity price risk management contracts for crude oil, condensate, and NGLs increased by 8% to $11.14/bbl for the nine months ended September 30, 2017 from $10.35/bbl realized in the first nine months of 2016. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the nine months ended September 30, 2017 was $10.57/bbl compared to $10.14/bbl in the first nine months of 2016. The increase between the periods was primarily a result of stronger crude oil, condensate and NGL commodity prices offset by increased production, transportation and royalty expenses.

Operating Netback - Natural Gas
	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2017	2016	2017	2016
Sales	1.54	2.47	2.44	1.97
Production	(1.30)	(1.48)	(1.41)	(1.37)
Transportation	(0.17)	(0.18)	(0.19)	(0.18)
Royalties	0.08	0.04	(0.03)	0.06
Operating netback (1)	0.15	0.85	0.81	0.48
Risk management gain (loss) (2)	0.96	0.27	0.47	0.52
Operating netback after risk management	1.11	1.12	1.28	1.00
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for natural gas before commodity price risk management contracts during the third quarter of 2017 of $0.15/mcf was lower than the $0.85/mcf realized in the same period in 2016. The reduction to the realized netback between the third quarters of 2016 and 2017 was driven by a 38% decrease in realized natural gas prices offset by a decrease in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the third quarter of 2017 was $1.11/mcf compared to $1.12/mcf in the same period in 2016.
For the nine months ended September 30, 2017, Bellatrix realized an operating netback before commodity price risk management contracts for natural gas of $0.81/mcf, an increase of 69% from $0.48/mcf realized in the same period in 2016. The improvement to the realized netback between the first nine months of 2016 and 2017 was driven by a 24% increase in natural gas prices, partially offset by an increase in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first nine months of 2017 was $1.28/mcf compared to $1.00/mcf in the same period in 2016.
GENERAL AND ADMINISTRATIVE
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three and nine months ended September 30, 2017 were $7.3 million ($2.11/boe) and $20.6 million ($2.05/boe), respectively, compared to $5.5 million ($1.74/boe) and $14.9 million ($1.47/boe) in the comparative 2016 periods, an increase of 33% and 39% respectively. Net G&A costs increased in the nine months ended September 30, 2017 due to an increase in gross expenses related to executive changes.

General and Administrative Expenses
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Gross expenses	10,790	8,088	31,427	25,119
Capitalized	(1,722)	(1,562)	(5,824)	(5,449)
Recoveries	(1,743)	(1,033)	(4,987)	(4,789)
G&A expenses	7,325	5,493	20,616	14,881
G&A expenses, per unit ($/boe)	2.11	1.74	2.05	1.47

Bellatrix Exploration Ltd.	15

INTEREST AND FINANCING CHARGES
For the three and nine months ended September 30, 2017, Bellatrix recorded $9.3 million ($2.68/boe) and $28.3 million ($2.82/boe) of interest and financing charges related to amounts outstanding under its Credit Facilities, the Convertible Debentures, and Senior Notes, compared to $10.9 million ($3.44/boe) and $35.1 million ($3.47/boe) during the same period in 2016, respectively.
The decrease in interest and financing charges between the first nine months of 2016 and 2017 was primarily attributed to reduced interest expense resulting from the reduction in amounts outstanding on Credit Facilities from $119.7 million at September 30, 2016 to $8.3 million at September 30, 2017, partially offset by the additional interest resulting from the issuance of the Convertible Debentures in the third quarter of 2016.

Interest and Financing Charges (1)
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Interest on Credit Facilities	599	2,572	1,415	11,392
Interest on Convertible Debentures	1,365	750	3,998	750
Interest on Senior Notes	7,336	7,580	22,912	23,007
Interest and financing charges	9,300	10,902	28,325	35,149
Interest and financing charges ($/boe)	2.68	3.44	2.82	3.47
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Total net debt at September 30, 2017 of $399.8 million included $8.3 million outstanding under the Credit Facilities, $38.9 million of Convertible Debentures (liability component), $304.5 million of Senior Notes (includes $22.3 million of unrealized foreign exchange gain recognized on the translation of the United States dollar denominated Senior Notes in the nine months ended September 30, 2017), and an adjusted working capital deficiency of $48.1 million. Total net debt levels of $399.8 million at September 30, 2017 decreased by $98.3 million from $498.1 million at September 30, 2016.

Reconciliation of Total Liabilities to Total Net Debt
	As at September 30,
($000s)	2017	2016
Total liabilities per financial statements	547,535	698,559
Current liabilities (excluding current Credit Facility amounts)	(116,111)	(94,789)
Decommissioning liabilities	(57,137)	(99,000)
Other deferred liabilities	(18,472)	(23,111)
Deferred capital obligation	—	(7,892)
Risk management contract liability	(4,127)	(560)
	351,688	473,207
Adjusted working capital
Current assets	(68,705)	(53,987)
Current liabilities	116,111	107,689
Current Credit Facilities amounts	—	(12,900)
Current portion of other deferred liabilities	(4,638)	(7,938)
Current portion of deferred capital obligation	(13,709)	(15,820)
Current portion of risk management contract asset	23,140	8,033
Current portion of risk management contract liability	(4,055)	(219)
	48,144	24,858
Total net debt (1)	399,832	498,065
Convertible Debentures (liability component)	(38,894)	(36,950)
Net debt (1)	360,938	461,115
(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.

Bellatrix Exploration Ltd.	16

SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.
Effective July 1, 2017, the Company consolidated its Common Shares on the basis of 1 new Common Share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio.

The following table summarizes the DSUs, RAs, and PAs movement for the nine months ended September 30, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	377,667	426,395	303,335
Granted	260,381	611,640	370,000
Exercised	(120,150)	(164,967)	(61,920)
Forfeited	—	(47,713)	(27,720)
Balance, September 30, 2017	517,898	825,355	583,695

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2017 and September 30, 2016. Lower share-based compensation expense in the first nine months of 2017 compared to 2016 is a result of a decrease in the Company’s share price offset by amortization and awards issued in the third quarter of 2017.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017(1)	2016(2)	2017(3)	2016(4)
Share options expense	119	594	916	1,930
DSUs expense (recovery)	87	938	111	740
RAs expense (recovery)	257	(128)	202	10
PAs expense (recovery)	90	(37)	(66)	(9)
Share-based compensation expense	553	1,367	1,163	2,671
During the three and nine months ended September 30, 2017, Bellatrix capitalized share-based compensation expense of $0.3 million (2016: $0.3 million) and $0.7 million (2016: $0.9 million), respectively.
DEPLETION AND DEPRECIATION
Depletion and depreciation expense for the three and nine months ended September 30, 2017 was $32.0 million ($9.23/boe) and $92.9 million ($9.24/boe) compared to $34.5 million ($10.89/boe) and $109.6 million ($10.83/boe) recognized in the comparative 2016 periods, respectively. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions and infrastructure monetization transactions.
For the three months ended September 30, 2017, Bellatrix has included a total of $774.7 million (2016: $1.07 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $41.3 million (2016: $60.8 million) for estimated salvage.

Bellatrix Exploration Ltd.	17

Depletion and Depreciation
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Depletion and depreciation	32,024	34,470	92,855	109,632
Depletion and depreciation per unit ($/boe)	9.23	10.89	9.24	10.83
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes (defined below) at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Realized gain (loss) on foreign exchange	1	—	(484)	505
Unrealized gain (loss) on foreign exchange	11,612	(2,669)	22,529	17,350
Unrealized gain (loss) on foreign exchange contracts	(2,171)	702	(4,079)	(3,026)
Gain (loss) on foreign exchange	9,442	(1,967)	17,966	14,829
For the three and nine months ended September 30, 2017, Bellatrix recorded a foreign exchange gain of $9.4 million and $18.0 million, respectively. This was due to the impact of the change over the three and nine months ended September 30, 2017 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in unrealized gains of $11.6 million and $22.5 million, respectively (2016: $2.7 million loss and $17.4 million gain, respectively). This was partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in unrealized losses of $2.2 million and $4.1 million, respectively (2016: $0.7 million gain and $3.0 million loss, respectively).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.
As at September 30, 2017, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	1.3076	42,497
Fixed	May 14, 2020	30,000	1.3080	39,240
INCOME TAXES
Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and nine months ended September 30, 2017, the Company recognized a deferred income tax recovery of $10.2 million and expense of $21.2 million compared to recoveries of $3.9 million and $22.6 million during 2016. The increase in the deferred income tax expense recognized in 2017 compared to the deferred tax recovery recognized in 2016 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017. At September 30, 2017 the

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Company had a total deferred tax asset balance of $42.5 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with the $5.1 million (December 31, 2016: $14.6 million) unrealized allowable capital losses on USD denominated Senior Notes at September 30, 2017.
At September 30, 2017, Bellatrix had approximately $1.34 billion in tax pools available for deduction against future income as follows:

Tax Pools
		September 30,	September 30,
($000s)	Rate %	2017	2016
Intangible resource pools:
Canadian exploration expenses	100	79,400	119,100
Canadian development expenses	30	601,500	793,600
Canadian oil and gas property expenses	10	70,300	200,900
Foreign resource expenses	10	600	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,100
Undepreciated capital cost (1)	6 - 100	410,500	263,100
Non-capital losses (expire through 2033)	100	142,900	151,000
Financing costs	20 Straight-Line	15,300	6,700
		1,336,900	1,551,100
(1) Approximately $377 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET LOSS
For the three months ended September 30, 2017, Bellatrix recognized a net loss of $22.1 million ($0.45 per basic and diluted share), compared to a net loss of $13.9 million ($0.31 per basic and diluted share) in the third quarter of 2016. The increase in net loss recorded in the third quarter of 2017 compared to the same period in 2016 was primarily the result of an increase in the loss on property dispositions and a 22% decrease in commodity prices, offset partially by an increase in the realized gain on commodity contracts.
In the nine months ended September 30, 2017, Bellatrix recognized a net loss of $78.3 million ($1.59 per basic and diluted share), compared to a net loss of $49.8 million ($1.22 per basic and diluted share) in the first nine months of 2016. The increase in net loss recorded in the first nine months of 2017 compared to the same period in 2016 was primarily the result of an increase in the loss on property dispositions and associated deferred tax expense, offset by an increase in revenues from improved commodity prices, the unrealized gain on commodity contracts and a decrease in depletion expense.
CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS
As detailed previously in this MD&A, funds flow from operations is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Cash flow from operating activities	23,031	2,425	41,785	20,432
Decommissioning costs incurred	361	638	1,503	2,321
Change in non-cash working capital	(15,092)	7,493	(748)	9,726
Funds flow from operations	8,300	10,556	42,540	32,479

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Bellatrix’s cash flow from operating activities for the three months ended September 30, 2017 increased to $23.0 million ($0.47 per basic share and diluted share) from $2.4 million ($0.05 per basic share and diluted share) generated in the third quarter of 2016. The increase in cash flow from operating activities between the third quarter of 2016 and 2017 was mainly attributable to increased realized gain on commodity contracts and change in non-cash working capital. Bellatrix’s cash flow from operating activities for the nine months ended September 30, 2017 increased to $41.8 million ($0.85 per basic share and diluted share) from $20.4 million ($0.50 per basic share and diluted share) generated in the first nine months of 2016.
Bellatrix generated funds flow from operations of $8.3 million ($0.17 per basic share and diluted share) in the third quarter of 2017, a decrease of 21% from $10.6 million ($0.23 per basic share and diluted share) generated in the comparative 2016 period. The decrease in funds flow from operations was mainly driven by a decrease of 38% in realized natural gas prices. Bellatrix generated funds flow from operations of $42.5 million ($0.86 per basic and diluted share) in the first nine months of 2017, an increase of 31% from $32.5 million ($0.80 per basic share and diluted share) generated in the comparative 2016 period.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Loss
	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	23,031	2,425	41,785	20,432
Basic ($/share) (1)	0.47	0.05	0.85	0.50
Diluted ($/share) (1)	0.47	0.05	0.85	0.50
Funds flow from operations	8,300	10,556	42,540	32,479
Basic ($/share) (1)	0.17	0.23	0.86	0.80
Diluted ($/share) (1)	0.17	0.23	0.86	0.80
Net loss	(22,124)	(13,907)	(78,310)	(49,753)
Basic ($/share) (1)	(0.45)	(0.31)	(1.59)	(1.22)
Diluted ($/share) (1)	(0.45)	(0.31)	(1.59)	(1.22)
(1) Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All per share figures have been adjusted to reflect the 5:1 consolidation.

CAPITAL EXPENDITURES
In 2017 Bellatrix’s strategic priority continues to be focused on profitable resource development in the Spirit River play while maintaining financial strength and liquidity. During the three months ended September 30, 2017, Bellatrix invested $39.7 million in exploration and development projects, compared to $17.2 million in the same period in 2016. During the nine months ended September 30, 2017, Bellatrix invested $94.9 million in exploration and development projects, compared to $54.0 million in the same period in 2016.

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Capital Expenditures
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Lease acquisitions and retention	690	842	3,320	1,867
Drilling and completion costs	33,317	12,420	80,533	40,041
Facilities and equipment	5,676	3,973	11,043	12,111
Capital - exploration and development (1)	39,683	17,235	94,896	54,019
Capital - corporate assets	443	4	1,648	58
Property acquisitions	500	3	500	4
Total capital expenditures - cash	40,626	17,242	97,044	54,081
Property dispositions - cash (2)	(16,388)	(116,023)	(48,742)	(193,852)
Total net capital expenditures - cash	24,238	(98,781)	48,302	(139,771)
Property acquisitions - non-cash	—	—	—	29,178
Other - non-cash capital (3)	(5,817)	784	(9,430)	2,337
Total capital expenditures - net (4)	18,421	(97,997)	38,872	(108,256)
(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2) Property dispositions - cash does not include transaction costs.
(3) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(4) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.
In the third quarter of 2017, capital spending on exploration and development activities of $39.7 million was focused primarily on drilling and completing 13 gross (8.4 net) Spirit River liquids rich natural gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells and the construction of Phase 2 expansion project of the Alder Flats Plant.
Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half of 2018 at a remaining net estimated cost to Bellatrix of approximately $7 million (excluding received partner prepayment). Fabrication of all major equipment for Phase 2 is complete including compressors, propane bullets, condensate stabilizer, production tanks, heat medium package and electrical equipment. Major equipment is currently being installed on site and installation activity will continue through the fall with completion anticipated in November 2017. Completion of Phase 2 of the Alder Flats Plant, which will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and forecasted 2018 production growth are expected to deliver a favourable step change reduction in operating costs of approximately $1.00/boe relative to the Company's revised 2017 average production expense guidance outlined herein. A deferred capital obligation for the Alder Flats Plant of $10.3 million is outstanding at September 30, 2017.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale. Proceeds from the sale were used to further reduce amounts outstanding under the Company's Credit Facilities.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million effective April 1, 2017. Additionally in the second quarter of 2017, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. The remaining deferred capital obligation at September 30, 2017 was $3.4 million and will be incurred in the fourth quarter of 2017. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.
The 2017 $120 million capital budget has been directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, including the Phase 2 expansion project of the Alder Flats Plant.

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DECOMMISSIONING LIABILITIES

($000s)	Amount
Balance, December 31, 2015	96,423
Incurred on development activities	911
Acquired through business combinations	552
Revisions on estimates	(5,219)
Reversed on dispositions	(31,536)
Accretion expense	1,713
Balance, December 31, 2016	62,844
Incurred on development activities	1,357
Revisions on estimates	(2,575)
Reversed on dispositions	(5,472)
Accretion expense	983
Balance, September 30, 2017	57,137
At September 30, 2017, Bellatrix has recorded decommissioning liabilities of $57.1 million compared to $62.8 million at December 31, 2016, for future abandonment and reclamation of the Company’s properties. During the nine months ended September 30, 2017, decommissioning liabilities decreased by $5.7 million as a result of a decrease of $5.5 million due to dispositions and $2.6 million from changes in estimates, partially offset by increases resulting from $1.4 million incurred in relation to development activities and $1.0 million of charges for the unwinding of discount rates used for assessing liability fair values. The $2.6 million decrease in decommissioning liabilities between September 30, 2017 and December 31, 2016, resulting from revisions on estimates were primarily due to increased market interest rates which increases the discount rates applied to the valuation of the liabilities.
DEBT
Credit Facilities
At September 30, 2017, the Company had $8.3 million outstanding under its $120 million syndicated revolving credit facilities (“the Credit Facilities”) provided by four institutions. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.
The Credit Facilities bear interest at a floating rate. For the nine months ended September 30, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.28%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that, at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed 5% of the borrowing base in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of

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a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.
As at September 30, 2017, total outstanding letters of credit were $12.9 million, which reduced the amount otherwise available to be drawn under the Credit Facilities.
During the nine months ended September 30, 2017, Bellatrix completed four separate transactions that in aggregate reduced amounts outstanding under the Credit Facilities by approximately $70.5 million. The transactions were (i) the sale of non-core assets in the Strachan area of Alberta for proceeds of $34.5 million, (ii) the sale of non-core assets in the West Pembina area for $16 million, (iii) the sale of a $15 million vendor take back loan receivable, and (iv) the sale of certain marketable securities.
Convertible Debentures
At September 30, 2017 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). As at September 30, 2017, each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.
Senior Notes
As at September 30, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(22,263)
Amortization of discount and debt issue costs	2,087
Balance, September 30, 2017	304,515
(1) Exchange rate (CDN$/US$1.00) at September 30, 2017 was 1.251 (December 31, 2016: 1.3427).
(2) Amount does not include unrealized loss on foreign exchange contracts of $4.1 million (December 31, 2016: $2.0 million).
Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant (referred to below as the Senior Debt Covenant), which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period of not more than 3.0 times (3.5 times

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for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”). As at September 30, 2017, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.27 times.
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at September 30, 2017:

	Covenant as at	Position at
	September 30, 2017	September 30, 2017
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.27x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at September 30, 2017 was $95.4 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2017 was $75.1 million.
The indenture governing the Senior Notes does not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Senior Notes and the Company’s position therewith as at September 30, 2017:

	Covenant as at	Position at
	September 30, 2017	September 30, 2017
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.01x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).   For the trailing twelve months ended September 30, 2017, fixed charges were $36.2 million and consolidated cash flow was $72.7 million.
Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.
LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the

Bellatrix Exploration Ltd.	24

extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its $120 million 2017 net capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At September 30, 2017, the Company had $8.3 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.28%. At September 30, 2017, the borrowing base under the Company’s Credit Facilities was $120 million, providing the Company with approximately $111.7 million of available liquidity (excluding outstanding letters of credit). The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed (refer to “Credit Facilities” above).
In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. As at September 30, 2017, the Company’s trailing twelve-month EBITDA was $75.1 million and Senior Debt was $95.4 million, resulting in a Senior Debt to EBITDA ratio of 1.27 times.
Total net debt at September 30, 2017 includes borrowings under the Credit Facilities, Convertible Debentures (liability component), Senior Notes, and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $399.8 million at September 30, 2017 decreased by $98.3 million from $498.1 million at September 30, 2016. The reduction in total net debt reflects a decrease in amounts outstanding under the Credit Facilities and increased adjusted working capital deficiency period over period of $23.2 million mainly attributable to several non-core asset sales and the monetization of facilities, the issuance of Convertible Debentures, and the issuance of common shares in 2016.

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Debt to Funds Flow from Operations Ratio
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2017	2016	2017	2016
Shareholders’ equity	786,827	829,518	786,827	829,518

Credit Facilities	8,279	119,728	8,279	119,728
Adjusted working capital deficiency (1)	48,144	24,858	48,144	24,858
Subtotal	56,423	144,586	56,423	144,586
Senior Notes (mature on May 15, 2020) (2)	304,515	316,529	304,515	316,529
Net debt (1)	360,938	461,115	360,938	461,115
Convertible Debentures (liability component)	38,894	36,950	38,894	36,950
Total net debt (1) at period end	399,832	498,065	399,832	498,065

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	33,200	42,224	56,720	43,305
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	10.9x	10.9x	6.4x	10.6x
Total net debt to periods funds flow from operations ratio (annualized) (3)	12.0x	11.8x	7.0x	11.5x

Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	39,927	62,133	39,927	62,133
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	9.0x	7.4x	9.0x	7.4x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	10.0x	8.0x	10.0x	8.0x
(1) Refer to “Capital Performance Measures” for the terms “net debt”, “total net debt” and "adjusted working capital deficiency".
(2) For the three and nine months ended September 30, 2017, Senior Notes includes unrealized foreign exchange gain of $11.5 million (2016: $2.7 million loss) and a gain of $22.3 million (2016: $17.4 million gain), respectively, and does not include an unrealized loss of $2.2 million (2016: $0.7 million gain) and $4.1 million unrealized loss (2016: $3.0 million loss) on foreign exchange contracts, respectively.
(3) For the three months ended September 30, 2017 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2017 and 2016, total net debt to funds flow from operations (annualized) is calculated based upon the first nine months funds flow from operations annualized.
(4) Refer to “Capital Performance Measures” for the term “funds flow from operations”.
(5) Trailing period funds flow from operations ratio annualized is based upon the twelve month periods ended September 30, 2017 and September 30, 2016.
As at September 30, 2017 the Company’s ratio of total net debt to annualized funds flow from operations (based on third quarter funds flow from operations) was 12.0 times. The total net debt to annualized funds flow from operations ratio as at September 30, 2017 increased from 11.8 times at September 30, 2016 primarily due to the decrease in annualized funds flow between the periods mainly driven by a 38% decrease in realized natural gas prices, offset by a decrease in total net debt as a result of non-core dispositions. In 2017 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity. The Company continues to preserve liquidity through the priority use of funds flow from operations.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above.

Bellatrix Exploration Ltd.	26

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.
Amounts outstanding under the Credit Facilities were reduced to $8.3 million at September 30, 2017. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at September 30, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
Effective July 1, 2017, the Company consolidated its Common Shares on the basis of 1 new Common Share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
As at November 8, 2017, Bellatrix had outstanding a total of 1,653,380 options at an average exercise price of $15.73 per share and had 49,378,026 common shares outstanding. Additionally, Bellatrix had 517,898 DSUs, 583,695 PAs and 823,221 RAs outstanding as of November 8, 2017. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.
In addition, as at November 8, 2017, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $4.1 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

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Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
 COMMITMENTS
The Company had the following contractual maturities of liabilities as at September 30, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	93,709	93,709	—	—	—
Credit Facilities - principal	8,279	—	8,279	—	—
Convertible Debentures (liability component)	38,894	—	—	38,894	—
Senior Notes	304,515	—	304,515	—	—
Finance lease obligation	7,263	1,288	1,082	930	3,963
Total	452,660	94,997	313,876	39,824	3,963
(1) Includes $0.1 million of accrued interest payable in relation to the Credit Facilities and $10.0 million related to interest on the Senior Notes.
During the third quarter of 2017, Bellatrix proposed a joint development plan to Canadian Non-Operated Resources Corp. ("CNOR") pursuant to a multi-year joint venture arrangement originally entered into in 2014 (the "CNOR Joint Venture"). Under the terms of the agreement governing the CNOR Joint Venture, development would only occur if the parties mutually agreed to a joint development program. In response to Bellatrix's proposal, CNOR notified the Company that it would not proceed with the proposed development plan. As a result, the CNOR Joint Venture has been terminated and neither party has any future development obligations thereunder.
Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2017.
Bellatrix and Keyera previously entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.
2017 OPERATIONAL PERFORMANCE AND 2017 OUTLOOK
The combination of Bellatrix’s high quality asset base, infrastructure ownership and control, and ample market egress supported another strong operational result. Bellatrix currently has one rig active and plans to complete its full year capital investment

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program over the next month. The Company's exit rate guidance of 36,500 boe/d remains unchanged and provides a strong base for 2018.
Updated 2017 Corporate Guidance
As a result of continued strong Spirit River results, Bellatrix is updating its full year 2017 corporate guidance to reduce full year production expenditure guidance to $8.50/boe. While the Company's total net capital expenditure budget remains unchanged at $120 million, the non-core asset sale completed in September allows the company to reduce its total net capital expenditures after property dispositions to $69.5 million. Average daily production and product mix guidance remains unchanged. Bellatrix is committed to achieving sustainable long term growth for shareholders, including delivery of the Company's 2017 capital program providing over 15% forecast production growth. Bellatrix plans on releasing its initial 2018 capital budget and forecast guidance to the market in early January 2018, with a continued emphasis on profitable and sustainable growth while prudently managing the Company's capital resources and liquidity.
Bellatrix’s full-year 2017 guidance estimates and a review of 2017 year-to-date actual results are outlined in the following table.

	New 2017 Annual Guidance (November 9, 2017)	Previous 2017 Annual Guidance (August 10, 2017)	Year-to-date 2017 Results
Production (boe/d)
2017 Average daily production	36,000	36,000	36,803
2017 Exit production	36,500	36,500	n/a
Average product mix
Natural gas (%)	76	76	75
Crude oil, condensate and NGLs (%)	24	24	25
Capital expenditures ($000’s)
Total net capital expenditures(1)	120,000	120,000	97,044
Property disposition - cash(2)	(50,500)	(34,500)	(48,742)
Total net capital expenditures after property disposition - cash	69,500	85,500	48,302
Production expense ($/boe)	8.50	8.75	8.48
(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities transferred.
(2) Property disposition - cash guidance refers to the Strachan and West Pembina asset sales and does not include transaction costs or adjustments. Year-to-date results include adjustments.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2016 continue to be critical in determining Bellatrix’s financial results as of September 30, 2017.
A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2016. A copy of the Company’s MD&A for the year ended December 31, 2016 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2016, which may be found at www.sec.gov.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

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The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.
With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period commencing on July 1, 2017 and ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing July 1, 2017 and ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.
SENSITIVITY ANALYSIS
The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the third quarter of 2017 and average production volumes of 37,710 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2017. Diluted weighted average shares are based upon the third quarter of 2017. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

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	Funds Flow from Operations (1) (Annualized)	Funds Flow from Operations (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,300	0.07
Change of $0.10/ mcf (2)	6,500	0.13
Change in prime of 1%	100	—
Change of US $0.01 CDN/ US exchange rate	600	0.01
(1) Refer to “Non-GAAP measures” in respect of the term “funds flow from operations”.
(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

SELECTED QUARTERLY CONSOLIDATED INFORMATION
The following table sets forth selected consolidated financial information of the Company for the quarters in 2017, 2016 and 2015.

2017 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sep 30
Total revenue (1)	66,024	74,325	48,153
Cash flow from operating activities	8,258	10,495	23,031
Cash flow from operating activities per share (2)
Basic	$0.17	$0.21	$0.47
Diluted	$0.14	$0.21	$0.47
Funds flow from operations (1)	14,891	19,347	8,300
Funds flow from operations per share (1) (2)
Basic	$0.30	$0.39	$0.17
Diluted	$0.26	$0.39	$0.17
Net profit (loss)	13,049	(69,236)	(22,124)
Net profit (loss) per share (2)
Basic	$0.26	($1.40)	($0.45)
Diluted	$0.23	($1.40)	($0.45)
Total net capital expenditures - cash	49,805	(25,741)	24,238
2016 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share (2)
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Funds flow from operations (1)	12,876	9,048	10,556	8,437
Funds flow from operations per share (1) (2)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share (2)
Basic	$0.50	($1.42)	($0.31)	$0.47
Diluted	$0.50	($0.42)	($0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)

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2015 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share (2)
Basic	$0.59	$0.43	$0.57	$1.09
Diluted	$0.59	$0.43	$0.57	$1.09
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1) (2)
Basic	$0.65	$0.74	$0.69	$0.77
Diluted	$0.65	$0.74	$0.69	$0.77
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share (2)
Basic	($0.33)	($0.64)	($1.31)	($9.29)
Diluted	($0.33)	($0.64)	($1.31)	($9.29)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “funds flow from operations”, “funds flow from operations per share”, and “total revenue”.
(2) Post share consolidated share amounts
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the 2016 period.
In the first quarter of 2017, Bellatrix drilled and/or participated in thirteen gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.
In the fourth quarter of 2016, Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital deficiency by approximately $102 million (or 70%) from the third quarter of 2016 through the use of proceeds from the non-core Pembina and Harmattan asset dispositions. In the three months ended December 31, 2016, the Company’s net cash capital expenditures were negative $80.4 million, compared to expenditures of $12.1 million in the fourth quarter of 2015,

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primarily as a result of the asset dispositions in the fourth quarter 2016. Sales volumes decreased 22% to 31,888 boe/d from 40,705 boe/d realized in the fourth quarter of 2015, further reflecting the impact from the Pembina and Harmattan asset dispositions. The Company’s total revenue generated in the quarter ending December 31, 2016, decreased 6% to $67.9 million from $72.1 million in the fourth quarter of 2015 as a result of decreased sales volumes in the 2016 period compared to the 2015 period.
In the third quarter of 2016 Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital by approximately $180.2 million (or 55%) from the second quarter of 2016 through the use of net proceeds from the $112.5 million sale of an interest in the Alder Flats Plant and the issuance of common shares and Convertible Debentures for combined gross proceeds of $80 million, which were completed in the period. Bellatrix incurred $17.2 million of total cash capital expenditures in the third quarter of 2016 compared to $54.1 million in the comparative 2015 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled four gross (2.3 net) wells, compared to 12 gross (5.4 net) wells in the same period of 2015. The low levels of capital activity for the three months ended September 30, 2016, has resulted in a 15% decrease in sales volumes to 34,409 boe/d from 40,277 boe/d realized in the third quarter of 2015.
In the second quarter of 2016 Bellatrix reduced amounts outstanding under its Credit Facilities and reduced working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds of approximately $75 million from a facilities monetization transaction. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the construction of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix curtailing development drilling activity in the quarter in response to depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.
Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

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